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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)

                    THE ADAMS EXPRESS COMPANY
                    -------------------------
                        (Name of Issuer)

                          Common Stock
                          ------------
                 (Title of Class of Securities)

                            006212104
                            ---------
                         (CUSIP Number)

                        December 31, 2000
                        -----------------
     (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]   Rule 13d-1(b)

               [x]   Rule 13d-1(c)

               [ ]   Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 006212104		SCHEDULE 13G		Page 2 of 14


 1    Name of Reporting Person                          Erik E. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    5,292,950
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               5,292,950

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                    5,292,950

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                       [x]*

 11    Percent of Class Represented by Amount in Row 9               6.4%

 12    Type of Reporting Person                                        IN



*See response to Item 4.
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CUSIP No. 006212104		SCHEDULE 13G		Page 3 of 14


 1    Name of Reporting Person             Erik E. Bergstrom Living Trust
                                                        U/A Dated 12/6/74

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,260,750
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,260,750

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                    1,260,750

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9               1.5%

 12    Type of Reporting Person                                        OO

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CUSIP No. 006212104		SCHEDULE 13G		Page 4 of 14


 1    Name of Reporting Person                         Edith H. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                        7,200
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                   7,200

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                        7,200

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9               0.0%

 12    Type of Reporting Person                                        IN

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CUSIP No. 006212104		SCHEDULE 13G		Page 5 of 14


 1    Name of Reporting Person            Edith H. Bergstrom Living Trust
                                                        U/A Dated 12/6/74

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                        7,200
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                   7,200

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                        7,200

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9               0.0%

 12    Type of Reporting Person                                        OO

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CUSIP No. 006212104		SCHEDULE 13G		Page 6 of 14


 1    Name of Reporting Person                 Federal United Corporation

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                       Delaware

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      250,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 250,000

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                      250,000

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9               0.3%

 12    Type of Reporting Person                                        CO

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CUSIP No. 006212104		SCHEDULE 13G		Page 7 of 14


 1    Name of Reporting Person             Erik E. and Edith H. Bergstrom
                                                         Foundation, Inc.

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    3,720,000
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               3,720,000

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                    3,720,000

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9               4.5%

 12    Type of Reporting Person                                        CO

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CUSIP No. 006212104		SCHEDULE 13G		Page 8 of 14


 1    Name of Reporting Person                             Sharon's Trust

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                       55,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                  55,000

 9     Aggregate Amount Beneficially Owned by
       Each Reporting Person                                       55,000

 10    Check Box if the Aggregate Amount in Row (9)
       Excludes Certain Shares                                        [ ]

 11    Percent of Class Represented by Amount in Row 9               0.1%

 12    Type of Reporting Person                                        OO

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CUSIP No. 006212104		SCHEDULE 13G		Page 9 of 14


Item 1(a).  Name of Issuer:

            The Adams Express Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Seven St. Paul Street, Suite 1140,
            Baltimore, Maryland 21202

Item 2(a).  Names of Persons Filing:

            Erik E. Bergstrom
            Erik E. Bergstrom Living Trust U/A Dated 12/6/74
            Edith H. Bergstrom
            Edith H. Bergstrom Living Trust U/A Dated 12/6/74
            Federal United Corporation
            Erik E. and Edith H. Bergstrom Foundation, Inc.
            Sharon's Trust

Item 2(b).  Address of Principal Business Office or, if none,
	    Residence:

            The business address of Erik E. Bergstrom, Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Edith H. Bergstrom, Edith H. Bergstrom Living Trust U/A Dated 12/6/74, and Federal United Corporation is P.O. Box 126, Palo Alto, California 94302. The business address of the Erik E. and Edith H. Bergstrom Foundation, Inc. is P.O. Box 520, Palo Alto, California 94302. The business address of Sharon's Trust is 13781 Strubel's Lane, Grass Valley, California 95949.

Item 2(c).  Citizenship:

            See Item(s) 4 to cover page.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            006212104

Item 3.     If this statement is filed pursuant to Sections
            240.13d-1(b) or 240.13d-2(b) or (c), check whether
            the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

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CUSIP No. 006212104		SCHEDULE 13G		Page 10 of 14


            (b) [ ] Bank as defined in section 3(a)(6) of the Act
            (15 U.S.C. 78c).

            (c) [ ] Insurance company as defined in section
            3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with
            Section 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section
            3(b) of the Federal Deposit Insurance Act (12 U.S.C.
            1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section
            3(c)(14) of the Investment Company Act of 1940 (15
            U.S.C. 80a-3);

            (j) [ ] Group, in accordance with Section
            240.13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Section
            240.13d-1(c), check this box.  [x]

Item 4.  Ownership.

            The following table specifies as of January 11, 2001 the number of shares of Common Stock as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the Common Stock reported to be outstanding as of December 31, 2000.

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CUSIP No. 006212104		SCHEDULE 13G		Page 11 of 14

               Sole Voting      Shared                   Percentage
                   and        Voting and    Aggregate        of
               Dispositive   Dispositive    Number of    Outstanding
    Name(1)       Power         Power         Shares       Shares

Erik E.             0        5,292,950(2)   5,292,950(2)   6.4%(2)
Bergstrom

Erik E.             0        1,260,750      1,260,750      1.5%
Bergstrom
Living Trust
U/A Dated
12/6/74

Edith H.            0            7,200(3)       7,200(3)   0.0%(3)
Bergstrom

Edith H.            0            7,200          7,200      0.0%
Bergstrom
Living Trust
U/A Dated
12/6/74

Federal             0          250,000        250,000      0.3%
United
Corporation

Erik E. and         0        3,720,000      3,720,000      4.5%
Edith H.
Bergstrom
Foundation, Inc.

Sharon's Trust      0           55,000         55,000      0.1%

_________________________

    (1)The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such a group is hereby disclaimed.

    (2)Consists of shares of Common Stock owned by the Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Federal United Corporation, Erik E. and Edith H. Bergstrom Foundation, Inc. and Sharon's Trust. Does not include the shares owned by Edith H. Bergstrom and the Edith H. Bergstrom Living Trust U/A Dated 12/6/74. Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Edith H. Bergstrom, the Edith H. Bergstrom Living Trust U/A Dated 12/6/74, Erik E. and Edith H. Bergstrom Foundation, Inc. and Sharon's Trust.

    (3)Consists of 7,200 shares of Common Stock owned by the Edith H. Bergstrom Living Trust U/A Dated 12/6/74.

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CUSIP No. 006212104		SCHEDULE 13G		Page 12 of 14


Item 5.  Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person.

            Not applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company.

            Not applicable.

Item 8.  Identification and Classification of Members of the
         Group.

            See Exhibit 1.

Item 9.  Notice of Dissolution of Group.

            Not applicable.

Item 10. Certifications.

         By signing below, each of the signatories certifies
         that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
         changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 006212104		SCHEDULE 13G		Page 13 of 14



       /s/ Erik E. Bergstrom           Edith H. Bergstrom Living
       _____________________________   Trust U/A Dated 12/6/74
       Erik E. Bergstrom



       /s/ Edith H. Bergstrom          By: /s/ Edith H. Bergstrom
       _____________________________       __________________________
       Edith H. Bergstrom                  Name: Edith H. Bergstrom
                                           Title: Trustee


       Erik E. and Edith H. Bergstrom  Federal United Corporation
       Foundation, Inc.



       By: /s/ Erik E. Bergrstom       By: /s/ Erik E. Bergrstom
           _________________________       _________________________
           Name: Erik E. Bergstrom         Name: Erik E. Bergstrom
           Title: President                Title: President



       Erik E. Bergstrom Living Trust  Sharon's Trust
       U/A Dated 12/6/74



       By: /s/ Erik E. Bergrstom       By: /s/ Erik E. Bergrstom
           _________________________       _________________________
           Name: Erik E. Bergstrom         Name: Erik E. Bergstrom
           Title: Trustee                  Title: Trustee


Dated: January 30, 2001

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CUSIP No. 006212104		SCHEDULE 13G		Page 14 of 14


              Exhibit 1 - Identity of Group Members

Erik E. Bergstrom
Erik E. Bergstrom Living Trust U/A Dated 12/6/74
Edith H. Bergstrom
Edith H. Bergstrom Living Trust U/A Dated 12/6/74
Federal United Corporation
Erik E. and Edith H. Bergstrom Foundation, Inc.
Sharon's Trust